WOODSIDE
AUSTRALIAN ENERGY

02015430

25 January 2002

RECEIVED FEB 25 2002 360

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Amended Appendix 3X - Initial Director's Interest Notices, lodged with the Australian Stock Exchange ("ASX") on 22 January 2002.
- Stock Exchange Release in relation to press reports regarding possible acquisition of Veba assets, lodged with the ASX on 24 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

25 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Amended Appendix 3X - Initial Director's Interest Notices, lodged with the Australian Stock Exchange ("ASX") on 22 January 2002.
- Stock Exchange Release in relation to press reports regarding possible acquisition of Veba assets, lodged with the ASX on 24 January 2002.

Kindly acknowledge receipt of this letter and enclosures by signing the duplicate copy and faxing to the writer's attention on (618) 9348 4990.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Acknowledged ______________________ X

Dated ______________________ X

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE
AUSTRALIAN ENERGY

Facsimile Communication

DATE:	22 January 2002	**PAGES:**	1 of 5
TO:	Australian Stock Exchange Limited Company Announcement Office 10th Floor, 20 Bond Street SYDNEY NSW	**FAX:**	1300 300 021 **Speed Dial 01**
FROM:	Robin Lees Asst. Company Secretary	**PHONE:** **FAX:**	(08) 9348 4148 (08) 9348 4990
SUBJECT:	**AMENDED APPENDIX 3X - INITIAL DIRECTOR'S INTEREST NOTICES**		

Attached for release to the market are two amended Appendix 3X - Initial Director's Interest Notices.

The first amended Notice relates to Mr JH Akehurst whose direct registered holding was overstated by 2,300 ordinary fully paid shares.

The second amended Notice relates to Mr RES Argyle whose indirect interest arising from shares held by his children was understated by 1,800 ordinary fully paid shares.

ROBIN LEES
Asst. Company Secretary

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962
Registered Office: 1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Limited
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rory Edward Stanley Argyle
Date of appointment	1 November 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
2,000 Ordinary fully paid shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Mrs Penelope Argyle – associate interest (wife)	**2,000 Ordinary fully paid shares**
Kirsty Argyle associate interest (daughter)	**1,500 Ordinary fully paid shares**
Angus Argyle associate interest (son)	**1,300 Ordinary fully paid shares**
Relygra Pty Ltd – associate interest	**5,100 Ordinary fully paid shares**

Part 3 – Director's interests in contracts

Detail of contract	**N/A**
Nature of interest	**N/A**
Name of registered holder (if issued securities)	**N/A**
No. and class of securities to which interest relates	**Nil**

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Limited
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Howard Akehurst
Date of appointment	7 February 1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
583,877 Ordinary fully paid shares pursuant to the Woodside Employee Share Plan

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
David and Diana Smeeton - associate interest (mother and father in-law)	**2,300 Ordinary fully paid shares**

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

24 January 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Press reports regarding possible acquisition of Veba assets

Woodside Petroleum Ltd is aware of press reports concerning its involvement in bidding for oil and gas exploration and production assets owned by Veba Oil & Gas GmbH.

In support of its previously announced growth strategy, Woodside has investigated a number of potential acquisitions which would provide a platform for achieving targeted growth.

This investigation identified the Veba assets as a suitable acquisition target, and Woodside has expressed interest in acquiring these assets. Details of Woodside's expression of interest are confidential.

It is understood that a number of other parties have also expressed interest in some or all of these assets, and negotiations leading to the execution of a sale and purchase agreement are likely to continue for some time.

ROBIN LEES
Asst. Company Secretary